FORM U-7D

CERTIFICATE PURSUANT TO RULE 7(d)

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Initial Filing

The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof.

Preliminary Note

This filing relates to the lease and leaseback of an Undivided Interest in certain assets in Merom Generating Station Unit 2 and certain Common Facilities. Pursuant to a lease agreement (the “Head Lease”), Hoosier Energy Rural Electric Cooperative, Inc. (“Hoosier”) granted a leasehold interest in the Undivided Interest to Merom Generation I, LLC, (the “Head Lessee”) acting through State Street Bank and Trust Company as directed manager under a LLC operating agreement (the “LLC Agreement”) for the benefit of the equity investor, John Hancock Life Insurance Company. Simultaneously with the execution of the Head Lease, the Head Lessee leased its Undivided Interest to Hoosier for approximately 31 years.

1.	Lessee public-utility company:	Hoosier Energy Rural Electric Cooperative, Inc.
	Address:	P.O. Box 908 Bloomington, Indiana 47402-0908

2.	Date:	December 19, 2002

2a.	Expected date facility will be placed in service:	December 19, 2002

3.	Regulatory authority which has acted on transaction:

	Name: Not Applicable	Date of order: Not Applicable

4.	Initial term of lease:	approximately 31 years (from December 19, 2002 until January 2, 2033).

4a.	Renewal options:	none

5.	Brief description of facility:	Certain interests in Merom Generating Station Unit 2 and certain Common Facilities: Merom Generating Station

Unit 2 is a 530 MW (gross) coal fired electric generating unit located near sullivan, Indiana

6.	Manufacturer or supplier:	Not applicable.

7.	Cost of facility $	$400,000,000.00

8.	Basic rent. Initial term:	$431,854,548.47

8a.	Periodic installment.
	Amount:	$10,034.68 on March 19, 2003 and then the amounts referred to in Schedule A attached hereto for each rent Payment Date.

	Period:	One payment on March 19, 2003 and then annually from December 30, 2003 until December 30, 2011 and then thereafter annually from January 2, 2012 until January 2, 2033.

9.	Holder of legal title to facility:	Hoosier Energy Rural Electric Cooperative, Inc.

	Holder of the long-term leasehold interest in the Undivided Interest under the Head Lease:	Merom Generation I, LLC, a Connecticut Limited Liability
Company, acting through State Street Bank and Trust Company, not in its individual capacity but solely as directed manager

	Address:	Goodwin Square 225 Asylum Street Hartford, Connecticut 06103

Attention: Corporate Trust Department

10.	Holder of beneficial interest:
Merom Generation I, LLC, a Connecticut Limited Liability Company, acting through State Street Bank and Trust Company, not in its individual capacity but solely as directed manager, for the beneficial interest of John Hancock Life Insurance Company.

Name and address	Amount invested	Percent of equity
Merom Generation I, LLC c/o State Street Bank and Trust Company of Connecticut, National Association, Goodwin Square 225 Asylum Street Hartford, Connecticut 06103	Approximately $69,100,886.07	75%

Attention: Corporate Trust Department

11.	If part or all of the financing is supplied by loan on which only principal and interest is payable, state:

Debt Financing:
Amount borrowed:	Series A Loan: $219,097,809.42 Series B Loan: $24,344,201.05

Interest rate:	Series A Note: 6.110601%

Series B Note: 6.275481%

Number of lenders:	2

Terms of repayment.	Series A Note: Due January 2, 2017

Series B Note: Due January 2, 2017

Date executed:	December 19, 2002

SIGNATURE OF HOLDER OF BENEFICIAL INTEREST	Merom Generation I, LLC, a Connecticut Limited Liability Company, by State Street Bank and Trust Company, not in its individual capacity but solely as Owner Lessor Directed Manager (M1)

	By:	/s/ Philip G. Kane, Jr.
	Name:	Philip G. Kane, Jr.
	Title:	Vice President

SIGNATURE OF JOHN HANCOCK LIFE INSURANCE COMPANY	John Hancock Life Insurance Company

	By:	/s/ Carl F. Knowlton
	Name:	Carl F. Knowlton
	Title:	Director

SCHEDULE A

MEROM GENERATION I,  LLC

Basic Rent and Equity Portion of Basic Rent

(Expressed in U.S.$)

Rent Payment Date	Basic Rent	Equity Portion of Basic Rent
Dec 19 2002	0.00	0.00
Mar 19 2003	10,034.68	0.00
Dec 30 2003	3,781,809.12	3,750,000.00
Dec 30 2004	6,429,613.29	0.00
Dec 30 2005	14,830,423.21	0.00
Dec 30 2006	11,266,914.05	0.00
Dec 30 2007	13,731,395.63	0.00
Dec 30 2008	16,599,266.15	882,511.08
Dec 30 2009	16,060,715.29	0.00
Dec 30 2010	189,111,583.85	0.00
Dec 30 2011	17,960.10	0.00
Jan 2 2012	105.88	0.00
Jan 2 2013	19,064.04	0.00
Jan 2 2014	20,228.97	0.00
Jan 2 2015	21,465.08	0.00
Jan 2 2016	22,776.72	0.00
Jan 2 2017	155,563,703.48	0.00
Jan 2 2018	0.00	0.00
Jan 2 2019	0.00	0.00
Jan 2 2020	882,511.08	882,511.08
Jan 2 2021	0.00	0.00
Jan 2 2022	0.00	0.00
Jan 2 2023	0.00	0.00
Jan 2 2024	0.00	0.00
Jan 2 2025	0.00	0.00
Jan 2 2026	882,511.08	882,511.08
Jan 2 2027	0.00	0.00
Jan 2 2028	0.00	0.00
Jan 2 2029	0.00	0.00
Jan 2 2030	0.00	0.00
Jan 2 2031	2,602,466.77	2,602,466.77
Jan 2 2032	0.00	0.00
Jan 2 2033	0.00	0.00